2016 Proxy Memo Pinnacle West Capital Request: Dark Money Transparency

NAME OF REGISTRANT: Pinnacle West Capital Corporation
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal Item #4 on Pinnacle West Capital Proxy Statement:
Vote Yes: “Dark Money” Political Spending Disclosure
 Symbol:  PNW
Filed by: As You Sow
Annual Meeting: May 18, 2016

SUMMARY
As You Sow submitted a shareholder proposal1 to Pinnacle West Capital on behalf of investors seeking transparency on the company’s “dark money” political spending. “Dark Money” refers to political spending in which capital is funneled into “politically active nonprofits” that execute political activity for their benefactors. According to the Center for Responsive Politics, “…these groups do not have to disclose the sources of their funding.… The organizations can receive unlimited corporate, individual, or union contributions that they do not have to make public…”2 The proposal requests that Pinnacle West disclose its “dark money” political spending which -while legal due to a lack of regulation- nonetheless is creating business risk.3

In 2013, Pinnacle West’s sustainability credentials were undermined by its controversial use of corporate funds to finance organizations that executed an anti-solar media campaign, a charge the Company initially denied but later admitted.4 This controversy created the impetus to file a shareholder resolution in 2015 requesting lobbying transparency from Pinnacle West. The resolution received a strong 30.8% support from shareholders, representing support from $1.4 billion in Pinnacle West shares.5

In response to the resolution, Pinnacle West created a “Political Participation Policy”, however this policy does not provide sufficient transparency on unregulated, unlimited, unreported “dark money”. Without increased transparency, shareholders do not have enough information to assess the scope, risks, and ramifications “dark money” political spending may pose. The Proponents urge shareholders to support the 2016 shareholder resolution for “dark money” political spending transparency at Pinnacle West.

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1 See shareholder proposal in Appendix A
2 “Political Nonprofits (Dark Money)”, Opensecrets, Center for Responsive Politics, April 2016: https://www.opensecrets.org/outsidespending/nonprof_summ.php
3 See Shareholder proposal in Appendix A
4 Trabish. “Arizona Utility Funds Solar Smear Campaign, Saying It Is ‘Obligated to Fight”. Greentech Media, October 2013: http://www.greentechmedia.com/articles/read/arizona-utility-admits-funding-anti-solar-ad-campaign ; O’Grady. “Arizona solar group wants APS investigated over controversial donations”. Phoenix Business Journal, October 2013: http://www.bizjournals.com/phoenix/blog/energy-inc/2013/10/arizona-solar-group-wants-aps.html?page=all ; Anglen, Randazzo. “Arizona regulator calls out solar campaigns”, AZCentral October 2013: http://archive.azcentral.com/business/consumer/articles/20131030regulator-calls-out-solar-campaigns.html
5 “Pinnacle West Investors Representing $1.4 Billion Support As You Sow Proposal for Political Spending Disclosure”, As You Sow 2015: http://www.asyousow.org/wp-content/uploads/2015/05/release-pinnacle-west-investors-representing-1-4billion-support-as-you-sow-proposal-for-political-spending-disclosure.pdf

2016 Proxy Memo Pinnacle West Capital Request: Dark Money Transparency

RATIONALE FOR A YES VOTE

1.	Response to Pinnacle West’s Opposition Statement
2.	Pinnacle West’s existing “Political Participation Policy” provides insufficient “dark money” transparency.
3.	Pinnacle West trails peers on political spending transparency.
4.	Pinnacle Wests’ lack of transparency on “dark money” harms its brand and creates business risk.

1.	RESPONSE TO PINNACLE WEST’S OPPOSITION STATEMENT
In comments on the shareholder proposal in its 2016 Definitive Proxy Statement, Pinnacle West states:
“The Board believes that the disclosure requested in this proposal could place the Company at a disadvantage, by revealing our business priorities and strategies.”6

On the contrary, the proposal does not ask the Company to disclose its business priorities or strategies; it simply asks Pinnacle West for transparency for expenditures of shareholder capital on political activity that appears to be having negative outcomes and reputational costs for the Company and its shareholders. Political spending is important to shareholders, who have filed dozens of resolutions nationally on this topic in 2016 alone. Controversy related to Pinnacle West’s previous anti-renewable energy political spending validates investor concern.7

Further, Pinnacle West has little need to keep its business priorities and strategies secret. It is a regulated utility guaranteed a rate of return established through public regulatory processes. Pinnacle West has a near monopoly in its service territory; it has no direct competitors and its customers cannot choose a different utility provider. Therefore any “disadvantage” related to Pinnacle West disclosing its “dark money” political spending information is not from a competing utility, but more likely based on concern that shareholders may reject Pinnacle West’s “dark money” strategies if disclosed. However this concern is outweighed by shareholders’ need for such information, which is necessary context for shareholders to make informed decisions. Shareholders deserve to know the scope of Pinnacle West’s “dark money” political spending so they can assess the risks such spending creates and act accordingly.

2.	PINNACLE WEST’S EXISTING “POLITICAL PARTICIPATION POLICY” PROVIDES INSUFFICIENT “DARK MONEY” TRANSPARENCY
No laws currently exist in the U.S. to limit the “dark money” political spending addressed by the shareholder proposal. Yet the lack of regulation does not mean that “dark money” political spending is an appropriate or sound course of business for Pinnacle West. The shareholder proposal seeks to remedy this with voluntary, comprehensive disclosure of Pinnacle West’s “dark money” political spending, which is disclosure beyond what is covered by Pinnacle West’s current “Public Participation Policy”.

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6 Pinnacle West Capital, 2016 Definitive Proxy Statement, p.99. Available at: http://d1lge852tjjqow.cloudfront.net/CIK-0000764622/a00a3695-1bf4-42df-be34-9006351c36a5.pdf?noexit=true.
7 See note 4.

2016 Proxy Memo Pinnacle West Capital Request: Dark Money Transparency

For purposes of background, in 2015 Pinnacle West adopted a “Public Participation Policy” in response to the Proponent’s 2015 shareholder proposal pressing for corporate political disclosure. The policy, however commits Pinnacle West to little beyond not breaking the law, which of course, is a baseline expectation of any company. Specifically, it states:

•	1.2: “the purpose of this policy is to promote compliance with all applicable federal, state and local laws, rules, and regulations surrounding political contributions”.
•	2.1: “Being a good corporate citizen includes … where permitted by law, considering the contribution of corporate funds to political candidates, political parties and organizations that engage in political activity.”
•	2.3: “We do not make corporate contributions to political candidates or office holders where prohibited by law.”
•	2.6: “The Company discloses all political contributions as required by law.”

However, because “dark money” is not regulated, Pinnacle West’s statements that it will participate politically where “permitted by law” and where not “prohibited by law” have little meaning. While proponents appreciate that the company intends to remain within the law, this policy offers no for accountability for Pinnacle West’s “dark money” spending, which is not limited by law.

On a positive note, Pinnacle West updated its “Political Participation Policy” in February 2016 to add some Board of Director oversight of its political spending that was absent prior to 2015 but requested by both shareholder proposals.8 Pinnacle West now states that it will update the Board’s governance committee annually on its “governmental affairs strategies for the year, including the policies and priorities for the Company’s political expenditure and lobbying activities expected to be undertaken in furtherance of such strategies”, as well as periodically update the governance committee on what Pinnacle West deems “significant activities” not included in the initial discussion, and then again at year’s end. 9

While a good step, this new language is unclear as to whether Pinnacle West is disclosing its “dark money” expenditures to the Board’s Governance Committee. The Governance Committee seems to only be updated on the priorities for Pinnacle West’s political activity in a general way. Pinnacle West states that the “Board's oversight of [the company’s] governmental affairs strategy ensures compliance with applicable law.”10 However, as noted, “dark money” political spending is not part of compliance as it is not regulated; there is no applicable law regulating “dark money”. Thus the language on Board oversight clarifies little. It remains quite possible that, like shareholders, Pinnacle West’s Board of Directors is largely unaware of Pinnacle West’s “dark money” political spending and is therefore unable to evaluate the risk it poses to the company.

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8 “Political Participation Policy”, Pinnacle West Capital, February 2016: http://www.pinnaclewest.com/about-us/corporate-governance/Political-Participation-Policy/default.aspx
9 Id.
10 Id.

2016 Proxy Memo Pinnacle West Capital Request: Dark Money Transparency

3.	PINNACLE WEST TRAILS PEERS ON POLITICAL SPENDING TRANSPARENCY
Importantly, Pinnacle West lags many of its utility peers on political spending transparency. Pinnacle West received a failing grade of 34.3% on the CPA-Zicklin Index, which is a project of the University Of Pennsylvania Wharton School Of Business, the Zicklin Center for Business Ethics Research, and the Center for Political Accountability.11 The CPA-Zicklin Index ranks the companies in the S&P 500 on a variety of political transparency metrics using a public methodology and dataset.12 Pinnacle West finds itself in the second to last tier on transparency, significantly behind utilities that include Edison International, Exelon, and PG&E, which received a 90% or better rating; Sempra Energy, Ameren Corporation, Entergy, and Dominion, which received between 80 and 89%; Southern Company, which received between 70-79%; AEP, which received 60-69%; and CMS Energy, PPL Corp, XCEL Energy, and Duke Energy, which received 40-49%.

It is noteworthy that Pinnacle West is ranked below Duke Energy, a company that was found after its 2014 Dan River coal ash disaster, to have effectively “captured” its North Carolina regulator, which may have contributed to the severity of the disaster and the tepid regulatory response to the catastrophe.13 Pinnacle West also finds itself ranked lower on the political spending transparency index than Southern Company, which lobbied the federal government more than any other U.S. utility.14

4.	PINNACLE WEST’S LACK OF TRANSPARENCY ON DARK MONEY HARMS ITS BRAND AND CREATES REPUTATIONAL RISK

The risk of brand damage and community opposition from corporate political activity is real. Take, for example, Chick-Fil-A’s opposition to gay marriage. Commenting on the controversy, Chick Fil-A’s CEO, Dan Cathy, admits that the political activity “alienated” segments of its market.15 Chick-Fil-A shows how quickly corporate scandals have the power to easily go “viral” via the Internet. According to one study, half of Americans, over 150 million people, are aware of Chick-Fil-A’s controversial anti-gay stance.16 Similarly, Southern Company has been the subject of significant criticism for funding research that undermines climate change science.17 On another occasion, Papa John’s and Applebee’s both suffered significant brand losses after speaking out against the Affordable Care Act, each brand losing 85% of its approval ratings due to the comments, according to one index.18

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11 “The 2015 CPA-Zicklin Index of Corporate Political Disclosure and Accountability S&P 500 Review Shows Political Disclosure Enters the Corporate Mainstream”, CPA-Zicklin Index, p.36. http://files.politicalaccountability.net/index/CPA-Zicklin_Index_Final_with_links.pdf
12 “The 2015 CPA-Zicklin Index of Corporate Political Disclosure and Accountability S&P 500 Review Shows Political Disclosure Enters the Corporate Mainstream”, CPA-Zicklin Index, Appendix A Methodology p.27. http://files.politicalaccountability.net/index/CPA-Zicklin_Index_Final_with_links.pdf
13 Gabriel. “Ash Spill Shows How Watchdog Was Defanged”, New York Times, February 2014: http://www.nytimes.com/2014/03/01/us/coal-ash-spill-reveals-transformation-of-north-carolina-agency.html?_r=0
14 Pentland. “Is Southern Co. Selling Snake Oil To The Supreme Court On Demand Response?”, Forbes October 2015: http://www.forbes.com/sites/williampentland/2015/10/21/is-southern-co-selling-snake-oil-to-the-supreme-court-on-demand-response/#5c90303420cd
15 O’Connor. “Chick-fil-A CEO Cathy: Gay Marriage Still Wrong, But I'll Shut Up About It And Sell Chicken”, Forbes March 2014: http://www.forbes.com/sites/clareoconnor/2014/03/19/chick-fil-a-ceo-cathy-gay-marriage-still-wrong-but-ill-shut-up-about-it-and-sell-chicken/#332b77cf1a4f
16 “Business & Politics: Do They Mix? 2014 Annual Study”, Global Strategy Group 2014, p.7: http://www.globalstrategygroup.com/wp-content/uploads/2015/10/2014-GSG_Business-and-Politics_Do-They-Mix_Study_10-28-14-print-copy.pdf; U.S. population : U.S. and World Population Clock, U.S. Census: http://www.census.gov/popclock/
17 Gillis, Schwartz. “Deeper Ties to Corporate Cash for Doubtful Climate Researcher”, New York Times, February 2015: http://www.nytimes.com/2015/02/22/us/ties-to-corporate-cash-for-climate-change-researcher-Wei-Hock-Soon.html; “Southern Co. to break ties with climate change skeptic Willie Soon”, Utilitydive April 2015: http://www.utilitydive.com/news/southern-co-to-break-ties-with-climate-change-skeptic-willie-soon/384290/
18 Ungar. “Papa John's, Applebee's And Others Pay Huge Price For Anti-Obamacare Politicking”, Forbes December 2012: http://www.forbes.com/sites/rickungar/2012/12/04/papa-johns-applebees-and-others-pay-huge-price-for-anti-obamacare-politicking/#44c7c1047c56

2016 Proxy Memo Pinnacle West Capital Request: Dark Money Transparency

A study by consulting firm Global Strategy Group found that “Companies have more to lose by being out of touch than they have to gain by being in step”19, and that “a company’s favorable rating dropped by a whopping 42 points among people that disagreed with its stance.”20 Shareholders are concerned that the political activity Pinnacle West has admitted its “dark money” expenditures have funded --anti-solar advocacy-- is out-of-step with the public, its customers, and its shareholders’ best interests.

Shareholders are concerned that Pinnacle West’s anti-solar dark-money expenditures have committed the company to an unpopular, anti-customer, anti-environmental stance that typically characterizes utilities resisting the low carbon energy transition. Prior to 2012, Pinnacle West’s utility was known for proactively adopting energy efficiency and renewable energy. Its reported political spending between 2002 and 2010 was modest and stable.21 However, the company seems to have changed course under new leadership. Not long after the current CEO assumed the role, Pinnacle West’s reported political spending, excluding dark money, jumped 49% from $380,000 in 2010 to $566,000 in 2012.22 In 2014, Pinnacle West’s reported political spending rose another 39% from 2012 levels to $788,000 – more than double its 2010 level.23

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19 “Business & Politics: Do They Mix?”, Global Strategy Group 2013, p.8: http://www.globalstrategygroup.com/wp-content/uploads/2015/09/GSG-Study_White-Paper_Business-and-Politics-Do-They-Mix.pdf
20 Id.
21 Pinnacle West Capital, Opensecrets: https://www.opensecrets.org/pacs/lookup2.php?strID=C00015933
22 Pinnacle West Capital, Opensecrets: https://www.opensecrets.org/pacs/lookup2.php?strID=C00015933
23 Pinnacle West Capital, Opensecrets: https://www.opensecrets.org/pacs/lookup2.php?strID=C00015933

2016 Proxy Memo Pinnacle West Capital Request: Dark Money Transparency

Since 2013, a substantial amount of Pinnacle West’s regional and national news coverage seems to cover Pinnacle West’s “dark money” political spending and public advocacy of anti-solar state policies that discourage the installation of solar power in Arizona through increased fees for solar customers, reduced net metering rates, and delays for solar installations.24 This news coverage is bolstered by Pinnacle West’s frequent framing of its relationship with rooftop solar industry in terms of “war” in the media, throughout its blog, and at its 2015 shareholder meeting.25 For example a Pinnacle West spokesman told press that “We are in a political battle...We didn’t ask for it. But we are not going to lie down and get our heads kicked in. We are just not. We are obligated to fight. It is irresponsible to our customers not to fight back.”26

Arizona’s economy and climate seem to be the losers in its “political battle” on solar. Despite year over year growth in solar jobs and solar capacity nationally, Arizona’s residential solar capacity seems to have plateaued in 2014 once solar customers were subjected to fees.27 Arizona’s solar workforce decreased 24.5% since 2014, representing a loss of approximately 1,669 jobs.28 In 2013 Arizona’s electric power sector carbon emissions stopped declining, reversed course, and rose to return to the 2010 carbon emission levels.29 Shareholders have the right to know what role Pinnacle West “dark money” political spending may have played in these outcomes.

CONCLUSION
Pinnacle West’s “Political Participation Policy” does not offer shareholders the transparency requested by the resolution on its “dark money” activities. Without full transparency on “dark money”, shareholders lack the information needed to make informed votes for Board Members; to assess Pinnacle West’s long term value; and to judge the risks the management is accepting on their behalf.

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24 APS solar fees: (First) Randazzo. “Commission votes to raise APS solar customers’ bills” Arizona Republic November 2013: http://www.azcentral.com/business/arizonaeconomy/articles/20131114aps-solar-customer-bills-higher.html; (Second) Randazzo. “APS asks to raise solar fees”, Arizona Republic, April 2015: http://www.azcentral.com/story/money/business/2015/04/02/aps-asks-raise-solar-fees/70848750/ ; APS solar installation delays: Randazzo. “APS solar customers facing approval delays while paying electric bills”, The Arizona Republic February 2016: http://www.azcentral.com/story/money/business/energy/2016/02/15/rooftop-solar-aps-delays-arizona-electric-bills/79842702/. See also: Randazzo. “Solar companies say new law signed by Ducey will increase cost, wait times for installations”, Arizona Republic, April 2016: http://www.azcentral.com/story/money/business/energy/2016/04/04/solar-companies-decry-duceys-signature-bill/82517204/; http://www.greentechmedia.com/articles/read/arizonas-biggest-utility-proposes-to-a-cut-to-net-metering
25 Trabish. “Arizona Utility Funds Solar Smear Campaign, Saying It Is ‘Obligated to Fight’”, Greentech Media October 2013: http://www.greentechmedia.com/articles/read/arizona-utility-admits-funding-anti-solar-ad-campaign; CEO AGM comments: http://s2.q4cdn.com/279778296/files/doc_presentations/2015/PNWRemarksFromThirtiethAnnualMeetingofShareholders_v001_j99022.pdf; blogs describing solar’s “attacks” on APS: “The handful of rooftop solar leasing companies that are attacking us…” from “Our Proposal”, APS Blog AZ Energy Future: http://www.azenergyfuture.com/grid-access-charge/our-proposal/. See also: “… national rooftop solar leasing companies based in California and the “grassroots” groups created by these companies began to attack APS..” from “History of the Solar Issue” APS Blog AZ Energy Future: http://www.azenergyfuture.com/access-charge/history-of-solar-issue/. Numerous examples of APS’s perception that it is victimized by solar companies on its blog.
26 Trabish. “Arizona Utility Funds Solar Smear Campaign, Saying It Is ‘Obligated to Fight’”, Greentech Media October 2013: http://www.greentechmedia.com/articles/read/arizona-utility-admits-funding-anti-solar-ad-campaign; CEO AGM comments: http://s2.q4cdn.com/279778296/files/doc_presentations/2015/PNWRemarksFromThirtiethAnnualMeetingofShareholders_v001_j99022.pdf
27 “2015 Arizona Solar Jobs Census” ASU Energy Policy Innovation Council and BW Research: http://www.thesolarfoundation.org/wp-content/uploads/2016/02/Arizona-Solar-Jobs-Census-2015.pdf p.2.
28 “2015 Arizona Solar Jobs Census” ASU Energy Policy Innovation Council and BW Research: http://www.thesolarfoundation.org/wp-content/uploads/2016/02/Arizona-Solar-Jobs-Census-2015.pdf p.3,6.
29 Emissions By State: Arizona, Energy Information Agency, XCEL document: http://www.eia.gov/environment/emissions/state/.

2016 Proxy Memo Pinnacle West Capital Request: Dark Money Transparency

APPENDIX A RESOLUTION
WHEREAS: Corporate political spending exposes Pinnacle West Corporation (“the Company”) to risks that could adversely affect the Company’s stated goals, objectives, and ultimately shareholder value. Pinnacle West’s undisclosed “dark money” political contributions have been the source of significant controversy, reputational harm, and business risk.

BE IT RESOLVED: Shareholders request that Pinnacle West prepare a public report, updated and presented to the appropriate Board committee annually, disclosing monetary and in-kind expenditures on political activities that cannot be deducted as an “ordinary and necessary” business expense under section 162(e) of the Internal Revenue Code (the “Code”) because they are incurred in connection with: (a) influencing legislation, (b) participating or intervening in any political campaign on behalf of (or in opposition to) any candidate for public office, and (c) attempting to influence the general public, or segments thereof, with respect to elections, legislative matters, or referenda. Shareholders request the report detail:

• contributions to or expenditures in support of or opposition to political candidates, political parties, political committees;

• dues, contributions or other payments made to tax-exempt “social welfare” organizations and “political committees” operating under sections 501(c)(4) and 527 of the Code, respectively, and to tax-exempt entities that write model legislation and operate under section 501(c)(3) of the Code; and

• the portion of dues or other payments made to a tax-exempt entity such as a trade association that are used for an expenditure or contribution and that would not be deductible under section 162(e) of the Code if made directly by the Company. The report shall identify all recipients and amounts paid to each recipient from Company funds.

SUPPORTING STATEMENT: Pinnacle West reports a portion of its political spending, and meets the minimal legal requirements that exist for political spending reporting. However, shareholders are concerned that the political spending Pinnacle West reports voluntarily and for compliance does not reveal the full extent of the Company’s use of shareholder money to participate in the political processes. For example, press reports allege that Pinnacle West spent $3.2 million in “dark money” on the elections of two of their regulators, which is not disclosed by the Company. (Arizona Republic, 2015). In September 2015, Arizona utility regulators requested that Pinnacle West halt its political contributions to campaigns of its regulators, and former utility regulators advocated a subpoena of Pinnacle West’s political spending records. Pinnacle West filed a public response stating that it would continue its political spending. Pinnacle West’s spending on the campaigns of government officials creates, at a minimum, the appearance of impropriety; further, the legality of its political spending has not been publicly established and cannot be effectively determined without full disclosure. Due to the ongoing nature of the Company’s political activities, and Pinnacle West’s stated intent to continue political spending, proponents request shareholder support this resolution, an earlier version of which received a vote of 30.8% in 2015.